Exhibit 2.7

CONSTELLATION SOFTWARE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

The following discussion and analysis should be read in conjunction with the Unaudited Condensed Consolidated Interim Financial Statements for the three and six month periods ended June 30, 2023, which we prepared in accordance with International Financial Reporting Standards (“IFRS”). Certain information included herein is forward-looking and based upon assumptions and anticipated results that are subject to uncertainties. Should one or more of these uncertainties materialize or should the underlying assumptions prove incorrect, actual results may vary significantly from those expected. See “Forward-Looking Statements” and “Risks and Uncertainties”.

Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars. All references to “$” are to U.S. dollars and all references to “C$” are to Canadian dollars. Due to rounding, certain totals and subtotals may not foot and certain percentages may not reconcile.

Additional information about Constellation Software Inc. (the “Company” or “Constellation”), including our most recently filed Annual Information Form (“AIF”), is available on SEDAR at www.sedarplus.ca.

Forward Looking Statements

Certain statements in this report may contain “forward looking” statements that involve risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company or industry to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Words such as “may”, “will”, “expect”, “believe”, “plan”, “intend”, “should”, “anticipate” and other similar terminology are intended to identify forward looking statements. These statements reflect current assumptions and expectations regarding future events and operating performance as of the date of this MD&A August 11, 2023. Forward looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to vary significantly from the results discussed in the forward looking statements, including, but not limited to, the factors discussed under “Risks and Uncertainties”. Although the forward looking statements contained in this MD&A are based upon what management of the Company believes are reasonable assumptions, the Company cannot assure investors that actual results will be consistent with these forward looking statements. These forward looking statements are made as of the date of this MD&A and the Company assumes no obligation, except as required by law, to update any forward looking statements to reflect new events or circumstances. This report should be viewed in conjunction with the Company’s other publicly available filings, copies of which can be obtained electronically on SEDAR at www.sedarplus.ca.

Non-IFRS Measures

This MD&A includes certain measures which have not been prepared in accordance with IFRS such as Free cash flow available to shareholders.

Free cash flow available to shareholders ‘‘FCFA2S’’ refers to net cash flows from operating activities less interest paid on lease obligations, interest paid on other facilities, credit facility transaction costs, repayments of lease obligations, the IRGA / TSS membership liability revaluation charge, and property and equipment purchased, and includes interest and dividends received, and the proceeds from sale of interest rate caps. The portion of this amount applicable to non-controlling interests is then deducted. We believe that FCFA2S is useful supplemental information as it provides an indication of the uncommitted cash flow that is available to shareholders if we do not make any acquisitions, or investments, and do not repay any debts. While we could use the FCFA2S to pay dividends or repurchase shares, our objective is to invest all of our FCFA2S in acquisitions which meet our hurdle rate.

FCFA2S is not a recognized measure under IFRS and may not be comparable to similar financial measures disclosed by other issuers. Accordingly, readers are cautioned that FCFA2S should not be construed as an alternative to net cash flows from operating activities. See ‘‘Results of Operations —Free cash flow available to shareholders” for a reconciliation of FCFA2S to net cash flows from operating activities.

Corporate Reorganization

On February 22 and 23, 2023 (as part of a series of transactions relating to the acquisition of WideOrbit Inc. (“WideOrbit”)), the Company’s subsidiary, Lumine Group Inc. (“Lumine”), completed a corporate reorganization. After the reorganization was completed, the Company now owns 1 super voting share, 6 subordinate voting shares and 63,582,712 preferred shares of Lumine. Furthermore, the Company distributed 63,582,706 of the subordinate voting shares of Lumine to its common shareholders pursuant to a dividend-in-kind on February 23, 2023. The steps performed in conjunction with the reorganization consisted of the following:

•

The Company exchanged its existing common shares and preferred shares in Lumine Group (Holdings) Inc. (“Lumine Group Holdings”) for 63,582,712 subordinate voting shares (“Lumine Subordinate Voting Shares”) and 55,233,745 preferred shares (“Lumine Preferred Shares”) on February 22, 2023.

•	Lumine and Lumine Group Holdings amalgamated on February 22, 2023.

•	The Company subscribed for 8,348,967 Lumine Preferred Shares on February 22, 2023. The Lumine Preferred Shares are convertible into Lumine Subordinate Voting Shares at a rate of 1:2.43.

•

Lumine had 63,582,712 Lumine Subordinate Voting shares outstanding on February 22, 2023. The Company distributed 63,582,706 of the Lumine Subordinate Voting Shares to its common shareholders pursuant to a dividend-in-kind on February 23, 2023 and continues to hold 6 Lumine Subordinate Voting Shares.

The Company holds 1 super voting share of Lumine (the “Lumine Super Voting Share”). The Lumine Super Voting Share entitles CSI to that number of votes that equals 50.1% of the aggregate number of votes attached to all the outstanding Lumine Super Voting Shares, Lumine Subordinate Voting Shares and special shares of Lumine (the “Lumine Special Shares”). As a result, the Company controls Lumine and has consolidated Lumine’s financial position and results of operations. The Company reflects a non-controlling interest held by other parties in Lumine of 100% as of June 30, 2023 (December 31, 2022 – 0%).

Overview

We acquire, manage and build vertical market software (“VMS”) businesses. Generally, these businesses provide mission critical software solutions that address the specific needs of our customers in particular markets. Our focus on acquiring businesses with growth potential, managing them well and then building them, has allowed us to generate significant cash flows and revenue growth during the past several years.

Our revenue consists primarily of software license fees, maintenance and other recurring fees, professional service fees and hardware sales. Software license revenue is comprised of non-recurring license fees charged for the use of software products licensed under multiple-year or perpetual arrangements. Maintenance and other recurring revenue primarily consists of fees charged for customer support on software products post-delivery and also includes recurring fees derived from combined software/support contracts, transaction revenues, managed services associated with CSI software that has been sold to the customer, and hosted software-as-a-service products. Professional service revenue consists of fees charged for implementation services, custom programming, product training, certain managed services, and consulting. Hardware and other revenue includes the resale of third party hardware as part of customized solutions, as well as sales of hardware assembled internally and the reimbursement of travel costs. Our customers typically purchase a combination of software, maintenance, professional services and hardware, although the type, mix and quantity of each vary by customer and by product.

Expenses consist primarily of staff costs, the cost of hardware, third party licenses, maintenance and professional services to fulfill our customer arrangements, travel and occupancy costs, depreciation, and other general operating expenses.

Results of Operations

(In millions of dollars, except percentages and per share amounts)

Unaudited

	Three months ended		Period-Over-		Six months ended		Period-Over-Period
	June 30,		Period Change		June 30,		Change
	2023	2022	$	%	2023	2022	$	%
Revenue	2,039	1,618	421	26%	3,958	3,050	908	30%

Expenses	1,561	1,242	318	26%	3,063	2,333	730	31%

Amortization of intangible assets	213	168	45	27%	406	314	92	29%
Foreign exchange (gain) loss	16	(42)	58	NM	26	(42)	68	NM
IRGA / TSS membership liability revaluation charge	31	29	1	5%	69	56	13	23%
Finance and other expense (income)	(2)	18	(20)	NM	(9)	15	(25)	NM
Bargain purchase gain	0	(0)	1	NM	(1)	(1)	0	-37%
Impairment of intangible and other non-financial assets	1	0	1	274%	3	1	1	109%
Redeemable preferred securities expense (income)	94	—	94	NM	282	—	282	NM
Finance costs	46	25	21	84%	82	44	38	87%

Income before income taxes	79	177	(99)	-56%	36	328	(292)	-89%

Income tax expense (recovery)
Current income tax expense (recovery)	114	110	3	3%	217	209	7	4%
Deferred income tax expense (recovery)	(61)	(67)	7	-10%	(123)	(126)	2	-2%

Income tax expense (recovery)	53	43	10	23%	93	83	10	12%

Net income (loss) attributable to:
Common shareholders of CSI	103	126	(23)	-18%	198	224	(27)	-12%
Non-controlling interests	(78)	8	(86)	NM	(255)	21	(276)	NM

Net income (loss)	26	134	(109)	-81%	(57)	245	(302)	NM

Net cash flows from operating activities	123	78	45	58%	755	576	179	31%

Free cash flow available to shareholders	14	12	3	22%	467	335	133	40%

Weighted average number of shares outstanding
Basic and diluted	21.2	21.2			21.2	21.2

Net income (loss) per share
Basic and diluted	$4.88	$5.94	$(1.07)	-18%	$9.32	$10.58	$(1.25)	-12%

Net cash flows from operating activities per share
Basic and diluted	$5.78	$3.66	$2.12	58%	$35.63	$27.17	$8.46	31%

Free cash flow available to shareholders per share
Basic and diluted	$0.68	$0.56	$0.12	22%	$22.05	$15.80	$6.25	40%

Cash dividends declared per share
Basic and diluted	$1.00	$1.00	$—	0%	$2.00	$2.00	$—	0%

NM - Not meaningful

Due to rounding, certain totals may not foot and certain percentages may not reconcile.

Comparison of the three and six month periods ended June 30, 2023 and 2022

Revenue:

Total revenue for the quarter ended June 30, 2023 was $2,039 million, an increase of 26%, or $421 million, compared to $1,618 million for the comparable period in 2022. For the first six months of 2023 total revenues were $3,958 million, an increase of 30%, or $908 million, compared to $3,050 million for the comparable period in 2022. The increase for both the three and six month periods compared to the same periods in the prior year is primarily attributable to growth from acquisitions as the Company experienced organic growth of 4% and 3% respectively, 5% for both periods after adjusting for the impact of changes in the valuation of the US dollar against most major currencies in which the Company transacts business. For acquired companies, organic growth is calculated as the difference between actual revenues achieved by each company in the financial period following acquisition compared to the estimated revenues they achieved in the corresponding financial period preceding the date of acquisition by Constellation. Organic growth is not a standardized financial measure and might not be comparable to measures disclosed by other issuers.

The following table displays the breakdown of our revenue according to revenue type:

	Three months ended June 30,		Period-Over- Period Change		Q222 Proforma Adj. (Note 1)	Organic Growth	Six months ended June 30,		Period-Over- Period Change		Q222 Proforma Adj. (Note 2)	Organic Growth
	2023	2022	$	%	$	%	2023	2022	$	%	$	%

	($ in millions, except percentages)						($ in millions, except percentages)
Licenses	89	72	17	24%	18	-1%	170	141	29	21%	38	-5%
Professional services	428	340	88	26%	86	1%	840	610	229	38%	227	0%
Hardware and other	63	50	13	25%	11	3%	121	97	23	24%	22	1%
Maintenance and other recurring	1,459	1,156	303	26%	219	6%	2,828	2,201	627	28%	494	5%

	2,039	1,618	421	26%	333	4%	3,958	3,050	908	30%	781	3%

$M - Millions of dollars

Due to rounding, certain totals may not foot and certain percentages may not reconcile.

Note 1: Estimated pre-acquisition revenues for the three months ended June 30, 2022 from companies acquired after March 31, 2022. (Obtained from unaudited vendor financial information.)

Note 2: Estimated pre-acquisition revenues for the six months ended June 30, 2022 from companies acquired after December 31, 2021. (Obtained from unaudited vendor financial information.)

For comparative purposes the table below shows the quarterly organic growth as compared to the same period in the prior year by revenue type since Q2 2021. Note that the estimated revenues achieved by acquired companies in the corresponding financial period preceding the date of acquisition by Constellation may be updated in the quarter following the quarter they were acquired resulting in slight variances to previously reported figures.

	Quarter Ended
	Jun. 30	Sep. 30	Dec. 31	Mar. 31	Jun. 30	Sep. 30	Dec. 31	Mar. 31	Jun. 30
	2021	2021	2021	2022	2022	2022	2022	2023	2023
Licenses	18%	3%	4%	-13%	-21%	-16%	-7%	-9%	-1%
Professional services	17%	8%	6%	-5%	-8%	-7%	-9%	0%	1%
Hardware and other	15%	-12%	-12%	-5%	-8%	-7%	36%	-1%	3%
Maintenance and other recurring	12%	8%	5%	4%	1%	-1%	1%	4%	6%

Revenue	14%	7%	4%	1%	-2%	-3%	-1%	2%	4%

The following table shows the same information adjusting for the impact of foreign exchange movements.

	Quarter Ended
	Jun. 30	Sep. 30	Dec. 31	Mar. 31	Jun. 30	Sep. 30	Dec. 31	Mar. 31	Jun. 30
	2021	2021	2021	2022	2022	2022	2022	2023	2023
Licenses	12%	2%	5%	-11%	-17%	-11%	-3%	-7%	0%
Professional services	10%	6%	7%	-2%	-3%	-2%	-5%	3%	1%
Hardware and other	9%	-13%	-11%	-3%	-4%	1%	44%	2%	3%
Maintenance and other recurring	7%	6%	6%	7%	6%	5%	6%	6%	7%

Revenue	8%	5%	5%	4%	2%	2%	4%	5%	5%

Expenses:

The following table displays the breakdown of our expenses:

	Three months ended		Period-Over-		Six months ended		Period-Over-
	June 30,		Period Change		June 30,		Period Change
	2023	2022	$	%	2023	2022	$	%

	($ in millions, except percentages)				($ in millions, except percentages)
Expenses
Staff	1,112	873	238	27%	2,179	1,656	523	32%
Hardware	36	29	6	22%	71	56	15	26%
Third party license, maintenance and professional services	199	153	46	30%	384	276	109	39%
Occupancy	13	12	1	10%	26	23	4	16%
Travel, Telecommunications,
Supplies & Software and equipment	97	80	17	21%	185	135	50	37%
Professional fees	36	28	8	29%	71	52	19	37%
Other, net	29	32	(3)	-10%	67	68	(1)	-1%
Depreciation	40	35	5	14%	79	67	12	18%

	1,561	1,242	318	26%	3,063	2,333	730	31%

Due to rounding, certain totals may not foot and certain percentages may not reconcile.

Overall expenses for the quarter ended June 30, 2023 increased 26%, or $318 million to $1,561 million, compared to $1,242 million during the same period in 2022. As a percentage of total revenue, expenses equalled 77% for the quarter ended June 30, 2023 and 77% for the same period in 2022. During the six months ended June 30, 2023, expenses increased 31%, or $730 million to $3,063 million, compared to $2,333 million during the same period in 2022. As a percentage of total revenue, expenses equalled 77% for the six months ended June 30, 2023 and 76% for the same period in 2022. For the three and six months ended June 30, 2023 the change in valuation of the US dollar against most major currencies in which the Company transacts business resulted in an approximate 1% and 2% decrease in expenses respectively compared to the comparable periods of 2022.

Staff expense – Staff expenses increased 27% or $238 million for the quarter ended June 30, 2023 and 32% or $523 million for the six months ended June 30, 2023 over the same periods in 2022. Staff expense can be broken down into five key operating departments: Professional Services, Maintenance, Research and Development, Sales and Marketing, and General and Administrative. Included within staff expenses for each of the above five departments are personnel and related costs associated with providing the necessary services. The table below compares the period over period variances.

	Three months ended		Period-Over-		Six months ended		Period-Over-
	June 30,		Period Change		June 30,		Period Change
	2023	2022	$	%	2023	2022	$	%

	($ in millions, except percentages)				($ in millions, except percentages)
Professional services	260	206	54	26%	514	370	144	39%
Maintenance	212	168	45	27%	415	322	92	29%
Research and development	298	232	67	29%	583	446	137	31%
Sales and marketing	140	112	29	26%	274	218	56	26%
General and administrative	201	156	44	28%	393	300	93	31%

	1,112	873	238	27%	2,179	1,656	523	32%

Due to rounding, certain totals may not foot and certain percentages may not reconcile.

The increase in staff expenses for the three and six months ended June 30, 2023 was primarily due to the growth in the number of employees compared to the same periods in 2022 primarily due to acquisitions.

Hardware expenses – Hardware expenses increased 22% or $6 million for the quarter ended June 30, 2023 and 26% or $15 million for the six months ended June 30, 2023 over the same periods in 2022 as compared with the 25% and 24% increases in hardware and other revenue for the three and six month periods ending June 30, 2023 respectively over the comparable periods in 2022. Hardware margins for the three and six months ended June 30, 2023 were 43% and 41% respectively as compared to 42% for both the comparable periods in 2022.

Third party license, maintenance and professional services expenses – Third party license, maintenance and professional services expenses increased 30% or $46 million for the quarter ended June 30, 2023 and 39% or $109 million for the six months ended June 30, 2023 over the same periods in 2022. The increase is primarily due to third party license, maintenance and professional services expenses of acquired businesses.

Occupancy expenses – Occupancy expenses increased 10% or $1 million for the quarter ended June 30, 2023 and 16% or $4 million for the six months ended June 30, 2023 over the same periods in 2022. The increase is primarily due to the occupancy expenses of acquired businesses.

Travel, Telecommunications, Supplies & Software and equipment expenses – Travel, Telecommunications, Supplies & Software and equipment expenses increased 21% or $17 million for the quarter ended June 30, 2023 and 37% or $50 million for the six months ended June 30, 2023 over the same periods in 2022. The increase in these expenses is primarily due to expenses incurred by acquired businesses.

Professional fees – Professional fees increased 29% or $8 million for the quarter ended June 30, 2023 and 37% or $19 million for the six months ended June 30, 2023 over the same periods in 2022. There are no individually material reasons contributing to this variance.

Other, net – Other expenses decreased 10% or $3 million for the quarter ended June 30, 2023 and decreased 1% or $1 million for the six months ended June 30, 2023 over the same periods in 2022. The following table provides a further breakdown of expenses within this category.

	Three months ended		Period-Over-Period		Six months ended		Period-Over-Period
	June 30,		Change		June 30,		Change
	2023	2022	$	%	2023	2022	$	%

	($ in millions, except percentages)				($ in millions, except percentages)
Advertising and promotion	29	22	7	32%	54	41	13	31%
Recruitment and training	10	9	2	18%	20	16	4	27%
Bad debt expense	3	1	2	211%	7	3	4	121%
R&D tax credits	(9)	(7)	(2)	23%	(17)	(14)	(2)	16%
Contingent consideration	(11)	3	(14)	NM	(11)	13	(23)	NM
Government assistance	(0)	(0)	0	-57%	(0)	(1)	1	-76%
Other expense, net	7	5	2	29%	13	10	3	29%

	29	32	(3)	-10%	67	68	(1)	-1%

Due to rounding, certain totals may not foot and certain percentages may not reconcile.

The contingent consideration expense amounts recorded for the three and six months ended June 30, 2023 related to an increase (decrease) in anticipated acquisition earnout payment accruals primarily as a result of increases (decreases) to revenue forecasts for the associated acquisitions. Revenue forecasts are updated on a quarterly basis and the related anticipated acquisition earnout payment accruals are updated accordingly.

There are no individually material reasons contributing to the remaining variances.

Depreciation – Depreciation of property and equipment increased 14% or $5 million for the quarter ended June 30, 2023 and 18% or $12 million for the six months ended June 30, 2023 over the same periods in 2022. The increases are primarily due to the depreciation expense associated with acquired businesses.

Other Income and Expenses:

The following table displays the breakdown of our other income and expenses:

	Three months ended		Period-Over-		Six months ended		Period-Over-
	June 30,		Period Change		June 30,		Period Change
	2023	2022	$	%	2023	2022	$	%

	($ in millions, except percentages)				($ in millions, except percentages)
Amortization of intangible assets	213	168	45	27%	406	314	92	29%
Foreign exchange (gain) loss	16	(42)	58	NM	26	(42)	68	NM
IRGA / TSS membership liability revaluation charge	31	29	1	5%	69	56	13	23%
Finance and other expense (income)	(2)	18	(20)	NM	(9)	15	(25)	NM
Bargain purchase gain	0	(0)	1	NM	(1)	(1)	0	-37%
Impairment of intangible and other non-financial assets	1	0	1	274%	3	1	1	109%
Redeemable preferred securities expense (income)	94	—	94	NM	282	—	282	NM
Finance costs	46	25	21	84%	82	44	38	87%
Income tax expense (recovery)	53	43	10	23%	93	83	10	12%

	452	241	211	87%	952	472	480	102%

NM - Not meaningful

Due to rounding, certain totals may not foot and certain percentages may not reconcile.

Amortization of intangible assets – Amortization of intangible assets increased 27% or $45 million for the quarter ended June 30, 2023 and 29% or $92 million for the six months ended June 30, 2023 over the same periods in 2022. The increase in amortization expense for the three and six months ended June 30, 2023 is primarily attributable to an increase in the carrying amount of our intangible asset balance over the twelve-month period ended June 30, 2023 as a result of acquisitions completed during this twelve-month period.

Foreign exchange – Most of our businesses are organized geographically so many of our expenses are incurred in the same currency as our revenues, which mitigates some of our exposure to currency fluctuations. For the three and six months ended June 30, 2023, we realized foreign exchange losses of $16 million and $26 million respectively compared to gains of $42 million for the same periods in 2022.    The following table provides a breakdown of these amounts.

	Three months ended Period-Over-Period				Six months ended		Period-Over-Period
	June 30,		Change		June 30,		Change
	2023	2022	$	%	2023	2022	$	%

	($ in millions, except percentages)				($ in millions, except percentages)
Unrealized foreign exchange (gain) loss related to:

- revaluation of intercompany loans between entities with differing functional currencies (1)	7	(10)	17	NM	9	(12)	21	NM

- revaulation of the Company’s unsecured subordinated floating rate debentures as a result of the appreciation (depreciation) of the Canadian dollar against the US dollar.	4	(7)	11	NM	5	(3)	8	NM

- revaluation of the liability associated with the IRGA (Euro denominated liability)	0	(24)	24	NM	9	(31)	40	NM

Remaining foreign exchange (gain) loss	4	(1)	5	NM	4	5	(1)	-27%

	16	(42)	58	NM	26	(42)	68	NM

NM - Not meaningful

Due to rounding, certain totals may not foot and certain percentages may not reconcile.

(1)	Offsetting amounts recorded in other comprehensive income. Net impact to Total comprehensive income for each period is nil.

The remaining foreign exchange gains and losses per the table above are primarily related to the unrealized foreign exchange translation gains and losses of certain non-US dollar denominated working capital balances to US dollars as a result of the depreciation or appreciation of the US dollar.

IRGA / TSS membership liability revaluation charge – On December 23, 2014, in accordance with the terms of the purchase and sale agreement for the initial acquisition of TSS (as defined below) by CSI, and on the basis of the term sheets attached thereto, Constellation and the Joday Group, among others, entered into a Members Agreement (the “Members Agreement”) pursuant to which the Joday Group acquired 33.29% of the voting interests in Constellation Software Netherlands Holding Coöperatief U.A. (which was renamed to Topicus.com Coöperatief U.A.), a subsidiary of Constellation and the indirect owner of 100% of TSS at the time of the acquisition. Total proceeds from this transaction was €39 million ($49 million).

On January 5, 2021, the Members Agreement was terminated in conjunction with the acquisition of Topicus.com B.V., the reorganization of Topicus Coop and the execution of the IRGA. The IRGA was established to create certain contractual obligations of the parties in respect of the governance of Topicus and Topicus Coop. The Joday Group’s interest in Topicus Coop now comprises 39,331,284 Topicus Coop Ordinary Units (“Topicus Coop Units”) resulting in an interest of 30.29% in Topicus Coop as of June 30, 2023. The IRGA provides for transfer restrictions in respect of the Topicus Coop Units. See “Liability of CSI under the terms of the IRGA” below for further details.

The valuation of the IRGA liability (previously the TSS membership liability) increased by approximately 6% or $31 million from Q1 2023, and approximately 15% or $69 million from Q4 2022. The increases are primarily the result of the growth in TSS’ trailing twelve month maintenance revenue on a pro-forma basis (primarily due to acquisitions). Maintenance revenue and net tangible assets are the two main drivers in the calculation of the liability. The liability recorded on the balance sheet increased by 17% or $78 million over the six month period ended

June 30, 2023 from $465 million to $543 million as a result of the revaluation charge of $78 million and a $9 million foreign exchange loss. The IRGA / TSS membership liability is denominated in Euros and the Euro appreciated 2% versus the US dollar during the six months ended June 30, 2023.

Finance and other expense (income) – Finance and other income for the three and six months ended June 30, 2023 was $2 million and $9 million respectively, compared to expense of $18 million and $15 million respectively for the same periods in 2022. The increase in fair value of equity securities held for trading for the three and six months ended June 30, 2023 was $1 million and $5 million respectively, compared to decreases of $23 million and $25 million respectively for the same periods in 2022.

Bargain purchase gain – Bargain purchase gains totalling nil and $1 million were recorded in the three and six months ended June 30, 2023 respectively, compared to nil and $1 million for the same periods in 2022, relating to acquisitions made in the respective periods. The gains resulted from the fact that the fair value of the separately identifiable assets and liabilities acquired exceeded the total consideration paid, principally due to the acquisition of certain assets that will benefit the Company that had limited value to the sellers.

Impairment of intangible and other non-financial assets – Impairment expenses of $1 million and $3 million were recorded in the three and six month periods ended June 30, 2023 compared to nil and $1 million for the same periods in 2022.    The expenses relate to businesses that have been unable to achieve the goals established in their respective investment theses.

Redeemable preferred securities expense – The redeemable preferred securities expense for the three and six month periods ended June 30, 2023 was $94 million and $282 million respectively, with no similar expense recorded for the same periods in 2022. In conjunction with the acquisition of WideOrbit, Lumine issued 10,204,294 Lumine Special Shares (the “Preferred Securities”) to the sellers of WideOrbit for an initial subscription price of approximately $222 million. Holders of the Preferred Securities are entitled to convert some or all of their Preferred Securities into Lumine Subordinate Voting Shares on the basis of 3.4302106 Lumine Subordinate Voting Shares per Preferred Security, at any time.

The Preferred Securities will be recorded at fair value at the end of each reporting period. The change in fair value of the Preferred Securities is recorded as redeemable preferred securities expense (income) in the condensed consolidated interim statements of income (loss). Based on the Preferred Securities conversion right, the value of the Preferred Securities is primarily dependent on the price movement of Lumine’s Subordinate Voting Shares. At June 30, 2023 the market price of Lumine’s Subordinate Voting Shares closed at C$18.17 or approximately $13.71. The market value of the Preferred Securities was therefore approximately $480 million. The increase in value from the initial subscription price of $222 million was $256 million. The difference between $256 million and the fair value adjustment of $282 million for the six month period ended June 30, 2023 primarily relates to the impact of share price volatility and optionality and the accrued dividend of $11 million.

Further descriptions of the significant terms and conditions of the Preferred Securities are described in Note 9 to the Company’s Unaudited Condensed Consolidated Interim Financial Statements for the three and six month periods ended June 30, 2023.

Finance costs – Finance costs for the quarter ended June 30, 2023 increased $21 million to $46 million, compared to $25 million for the same period in 2022. During the six months ended June 30, 2023, finance costs increased $38 million to $82 million, from $44 million for the same period in 2022.    The increases are primarily a result of an increase in the average debt outstanding in 2023 as compared to 2022, and an increase in interest rates.

Income taxes – We operate globally and we calculate our tax provision in each of the jurisdictions in which we conduct business. Our effective tax rate on a consolidated basis is, therefore, affected by the realization and anticipated relative profitability of our operations in those various jurisdictions, as well as different tax rates that apply and our ability to utilize tax losses and other credits. For the quarter ended June 30, 2023, income tax expense increased $10 million to $53 million compared to $43 million for the same period in 2022. During the six months

ended June 30, 2023, income tax expense increased $10 million to $93 million compared to $83 million for the same period in 2022.    Current tax expense has historically approximated our cash tax rate however the quarterly expense can sometimes fall outside of the annual range due to out of period adjustments. Current tax expense reflects gross taxes before the application of R&D tax credits which are classified as part of “other, net” expenses in the statement of income (loss). The Company’s consolidated effective tax rate in respect of continuing operations for the three and six months ended June 30, 2023 was 67% and 258% respectively (24% and 25% for the three and six months ended June 30, 2022 respectively). The 2023 effective tax rate is impacted by the redeemable preferred securities expense, which is not deductible for tax purposes.

Effective for 2022, research and experimentation (R&E) expenditures are no longer allowed to be deducted as incurred for tax purposes by US entities. The Tax Cuts and Jobs Act (TCJA) mandates that, for tax years beginning after December 31, 2021, R&E expenditures be deferred and amortized. US-based expenditures will be amortized over a 5 year period, and non-US-based expenditures over a 15 year period. The total estimated impact to current income tax expense is $106 million for the 2023 fiscal year. $25 million and $51 million was accrued and expensed in the three and six month periods ended June 30, 2023 respectively ($40 million and $73 million for the three and six month periods ended June 30, 2022). An offsetting amount has been booked to deferred income tax expense so there is no impact on net tax expense or the effective tax rate.

Constellation is subject to tax audits in the countries in which the Company carries on business globally. These tax audits could result in additional tax expense in future periods relating to historical filings. Reviews by tax authorities generally focus on, but are not limited to, the validity of the Company’s inter-company transactions, including financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment. If any of these tax authorities are successful with their challenges, the Company’s income tax expense may be adversely affected and Constellation could also be subject to interest and penalty charges.

Net Income and Earnings per Share:

Net income attributable to common shareholders of CSI for the quarter ended June 30, 2023 was $103 million compared to $126 million for the same period in 2022. On a per share basis this translated into net income per diluted share of $4.88 in the quarter ended June 30, 2023 compared to net income per diluted share of $5.94 for the same period in 2022. For the six months ended June 30, 2023, net income attributable to common shareholders of CSI was $198 million or $9.32 per diluted share compared to $224 million or $10.58 per diluted share for the same period in 2022. There was no change in the number of shares outstanding.

Net cash flows from operating activities (“CFO”):

For the quarter ended June 30, 2023, CFO increased $45 million to $123 million compared to $78 million for the same period in 2022 representing an increase of 58%. For the six months ended June 30, 2023, CFO increased $179 million to $755 million compared to $576 million for the same period in 2022 representing an increase of 31%.

Free cash flow available to shareholders (“FCFA2S”):

For the quarter ended June 30, 2023, FCFA2S increased $3 million to $14 million compared to $12 million for the same period in 2022 representing an increase of 22%. For the six months ended June 30, 2023, FCFA2S increased $133 million to $467 million compared to $335 million for the same period in 2022 representing an increase of 40%.

The following table reconciles FCFA2S to net cash flows from operating activities:

	Three months ended		Six months ended
	June 30,		June 30,
	2023	2022	2023	2022

	($ in millions)		($ in millions)
Net cash flows from operating activities	123	78	755	576
Adjusted for:
Interest paid on lease obligations	(3)	(3)	(5)	(5)
Interest paid on other facilities	(36)	(16)	(62)	(26)
Proceeds from sale of interest rate cap	6	—	6	—
Credit facility transaction costs	(1)	(2)	(3)	(3)
Payments of lease obligations	(28)	(23)	(53)	(45)
IRGA / TSS membership liability revaluation charge	(31)	(29)	(69)	(56)
Property and equipment purchased	(9)	(12)	(19)	(19)
Interest and dividends received	0	0	1	0

	21	(7)	550	422
Less amount attributable to Non-controlling interests	(7)	18	(83)	(87)

Free cash flow available to shareholders	14	12	467	335

Due to rounding, certain totals may not foot.

Quarterly Results

	Quarter Ended
	Jun. 30 2021	Sep. 30 2021	Dec. 31 2021	Mar. 31 2022	Jun. 30 2022	Sep. 30 2022	Dec. 31 2022	Mar. 31 2023	Jun. 30 2023
Revenue	1,249	1,299	1,383	1,431	1,618	1,725	1,847	1,919	2,039
Net income (loss) *	88	107	124	98	126	136	152	94	103
CFO	171	292	341	498	78	321	400	632	123
FCFA2S	145	226	244	324	12	229	290	453	14

Net income per share * Basic & diluted	4.16	5.04	5.86	4.63	5.94	6.42	7.19	4.44	4.88

CFO per share Basic & diluted	8.07	13.78	16.09	23.51	3.66	15.17	18.89	29.85	5.78

FCFA2S per share Basic & diluted	6.84	10.68	11.50	15.27	0.56	10.82	13.68	21.37	0.68

*	Attributable to common shareholders of CSI

We experience seasonality in our operating results in that CFO and FCFA2S in the first quarter of every year is typically the highest and CFO and FCFA2S in the second quarter of every year is the lowest. The key driver impacting this seasonality is the timing of annual maintenance contract renewals. Our quarterly results may also fluctuate as a result of the various acquisitions which may be completed by the Company in any given quarter. We may experience variations in our net income on a quarterly basis depending upon the timing of certain expenses or gains, which may include changes in provisions, acquired contract liabilities, foreign exchange gains and losses, bargain purchase gains, and gains or losses on the sale of financial and other assets.

Spin-Outs

Topicus.com Inc.

Constellation (TSX:CSU) and Topicus (TSXV:TOI) announced on January 5, 2021 that Constellation, acting through its Total Specific Solutions (“TSS”) operating group and its subsidiary TPCS Holding B.V., completed the purchase of 100% of the shares of Topicus.com B.V., a Netherlands-based diversified vertical market software provider, from IJssel B.V. and that in connection with the closing of the acquisition, TSS has been spun out of Constellation and now operates, together with Topicus.com B.V., as a separate public company, Topicus.com Inc. (collectively, the “Spin-Out Transactions”).

In connection with the completion of the Spin-Out Transactions, on January 4, 2021, all of Constellation’s common shareholders of record on December 28, 2020 received, by way of a dividend-in-kind, 1.859817814 subordinate voting shares of Topicus.com (the “Spin-Out Shares”) for each common share of Constellation held.

Constellation’s equity interest in TSS prior to the Spin-Out Transactions was 66.7%. Constellation’s equity interest in Topicus after completion of the Spin-Out Transactions on a fully diluted basis was approximately 30.4%. In addition, Constellation as the holder of the Topicus Super Voting Share is entitled to that number of votes that equals 50.1% of the aggregate number of votes attached to all of the outstanding voting shares at such time. As a result of the Topicus Super Voting Share Constellation consolidated the financial results of Topicus with its financial results.

Lumine Group Inc.

On February 22 and 23, 2023 (as part of a series of transactions relating to the acquisition of WideOrbit Inc. (“WideOrbit”)), the Company’s subsidiary, Lumine Group Inc. (“Lumine”), completed a corporate reorganization. See “Corporate Reorganization” on page 2.

The Company holds 1 super voting share of Lumine (the “Lumine Super Voting Share”). The Lumine Super Voting Share entitles CSI to that number of votes that equals 50.1% of the aggregate number of votes attached to all the outstanding Lumine Super Voting Shares, Lumine Subordinate Voting Shares and special shares of Lumine (the “Lumine Special Shares”). As a result, the Company controls Lumine and has consolidated Lumine’s financial position and results of operations. The Company reflects a non-controlling interest held by other parties in Lumine of 100% as of June 30, 2023 (December 31, 2022 – 0%).

The tables below provide certain supplemental balance sheet, statement of income, and net operating cash flow information of Topicus and Lumine for the three and six months ended June 30, 2023. Neither Topicus or Lumine are considered a reportable operating segment of Constellation, however, management has chosen to provide certain supplemental financial information to provide greater clarity into the operating performance and cash flow from operations of Topicus and Lumine considering Constellation’s equity ownership.

Selected Balance Sheet Information

As at June 30, 2023

(Unaudited)	Constellation Software Inc. (excluding Topicus & Lumine)	Topicus	Lumine	Consolidated
Cash	626	188	156	970
Bank debt and debentures	1,437	255	192	1,883

Statement of Income

(Excluding intercompany activity)

	For the three months ended June 30, 2023				For the six months ended June 30, 2023
(Unaudited)	Constellation Software Inc. (excluding Topicus & Lumine)	Topicus	Lumine	Consolidated	Constellation Software Inc. (excluding Topicus & Lumine)	Topicus	Lumine	Consolidated
Revenue	1,615	294	130	2,039	3,157	576	225	3,958
Expenses	1,245	223	93	1,561	2,459	438	166	3,063
Amortization of intangible assets	159	33	22	213	306	63	37	406
Foreign exchange (gain) loss	15	0	0	16	25	1	1	26
IRGA / Membership liability revaluation charge	31	—	—	31	69	—	—	69
Finance and other income	(1)	(1)	(0)	(2)	(8)	(1)	(0)	(9)
Bargain purchase gain	0	—	—	0	(1)	—	—	(1)
Impairment of intangible and other non-financial assets	1	—	—	1	3	(0)	—	3
Redeemable preferred securities expense (income)	—	—	94	94	—	—	282	282
Finance costs	37	5	4	46	67	10	6	82

Income (loss) before income taxes	128	34	(84)	79	237	66	(266)	36

Income tax expense (recovery)
Current income tax expense (recovery)	87	16	11	114	169	29	18	217
Deferred income tax expense (recovery)	(46)	(8)	(7)	(61)	(98)	(12)	(13)	(123)

Income tax expense (recovery)	41	9	3	53	71	18	5	93

Net income (loss)	87	25	(87)	26	166	48	(271)	(57)

Net cash flows from operating activities	117	(17)	22	123	548	170	37	755

Foreign Exchange Adjusted Organic Revenue Growth

(Excluding intercompany activity)

	For the three months ended June 30, 2023				For the six months ended June 30, 2023
	Constellation Software Inc. (excluding Topicus & Lumine)	Topicus	Lumine	Consolidated	Constellation Software Inc. (excluding Topicus & Lumine)	Topicus	Lumine	Consolidated
Licenses	6%	-6%	-26%	0%	-1%	-9%	-15%	-4%
Professional services	-1%	4%	10%	1%	1%	5%	3%	2%
Hardware and other	2%	-15%	31%	3%	2%	-21%	32%	2%
Maintenance and other recurring	7%	9%	1%	7%	6%	9%	1%	7%
Revenue	5%	6%	1%	5%	5%	7%	1%	5%

Acquisition of business segment from Allscripts Healthcare Solutions

On May 2, 2022, Constellation, through its wholly-owned subsidiary, N. Harris Computer Corporation, completed the purchase from Allscripts Healthcare Solutions (“Allscripts”) of Allscripts’ Hospitals and Large Physician Practices business segment. This business segment now operates under the name Altera.

The tables below provide certain supplemental balance sheet, statement of income, and net operating cash flow information of Altera for the three and six months ended June 30, 2023. Altera is not considered a reportable operating segment of Constellation, however, management has chosen to provide certain supplemental financial information to provide greater clarity into the operating performance and cash flow from operations of Altera considering the size of the business and its impact on the results of Constellation.

Selected Balance Sheet Information

As at June 30, 2023

(Unaudited)	Constellation Software Inc. (excluding Altera)	Altera	Consolidated
Cash	832	137	970
Bank debt and debentures	1,585	298	1,883

Statement of Income

(Excluding intercompany activity)

	For the three months ended June 30, 2023			For the six months ended June 30, 2023
(Unaudited)	Constellation Software Inc. (excluding Altera)	Altera	Consolidated	Constellation Software Inc. (excluding Altera)	Altera	Consolidated
Revenue	1,842	197	2,039	3,558	400	3,958
Expenses	1,383	177	1,561	2,708	355	3,063
Amortization of intangible assets	196	18	213	371	35	406
Foreign exchange (gain) loss	17	(1)	16	28	(2)	26
IRGA / Membership liability revaluation charge	31	-	31	69	-	69
Finance and other income	(1)	(1)	(2)	(8)	(1)	(9)
Bargain purchase gain	0	-	0	(1)	-	(1)
Impairment of intangible and other non-financial assets	1	-	1	3	-	3
Redeemable preferred securities expense (income)	94	-	94	282	-	282
Finance costs	41	5	46	72	10	82

Income (loss) before income taxes	80	(1)	79	34	2	36

Income tax expense (recovery)
Current income tax expense (recovery)	110	4	114	207	10	217
Deferred income tax expense (recovery)	(56)	(5)	(61)	(113)	(10)	(123)

Income tax expense (recovery)	54	(1)	53	93	0	93

Net income (loss)	26	(0)	26	(60)	2	(57)

Net cash flows from operating activities	115	7	123	707	48	755

Free cash flow available to shareholders	16	(1)	14	435	32	467

Foreign Exchange Adjusted Organic Revenue Growth

(Excluding intercompany activity)

	For the three months ended June 30, 2023			For the six months ended June 30, 2023
	Constellation Software Inc. (excluding Altera)	Altera	Consolidated	Constellation Software Inc. (excluding Altera)	Altera	Consolidated
Licenses	0%	-1%	0%	0%	-39%	-4%
Professional services	6%	-18%	1%	6%	-14%	2%
Hardware and other	4%	-64%	3%	4%	-74%	2%
Maintenance and other recurring	8%	-4%	7%	8%	-3%	7%
Revenue	7%	-10%	5%	7%	-9%	5%

Liquidity

	June 30, 2023	December 31, 2022	Variance
Cash	970	811	159

Debt with recourse to Constellation Software Inc.	1,348	1,072	276
Debt without recourse to Constellation Software Inc.	1,078	902	176

Debt	2,426	1,974	452

Cash less Debt	(1,457)	(1,163)	(294)

The net capital deployed on acquisitions plus dividends exceeded the cash flows from operations during the six months ended June 30, 2023. Cash increased by $159 million to $970 million at June 30, 2023 compared to $811 million at December 31, 2022 and debt increased by $452 million to $2,426 million at June 30, 2023 compared to $1,974 million at December 31, 2022.

Total assets increased $1,314 million, from $7,875 million at December 31, 2022 to $9,188 million at June 30, 2023. The increase is primarily due to the $159 million increase in cash, and the $1,063 million increase in intangible assets. At June 30, 2023 Topicus, Lumine and other subsidiaries with non-recourse debt facilities hold approximately $573 million of cash. As explained in the “Capital Resources and Commitments” section below, there are limitations on the ability of these subsidiaries to distribute funds to Constellation.

Current liabilities increased $1,052 million, from $3,772 million at December 31, 2022 to $4,824 million at June 30, 2023. The increase is primarily due to an increase in deferred revenue of $384 million mainly due to acquisitions made since December 31, 2022 and the timing of maintenance and other billings versus performance and delivery under those customer arrangements, an increase in redeemable preferred securities of $500 million, and an increase in debt with recourse to Constellation of $229 million.

Net Changes in Cash Flows

($ in millions)

	Six months ended June 30, 2023	Six months ended June 30, 2022
Net cash provided by operating activities	755	576
Net cash from (used in) financing activities	195	605

Cash used in the acquisition of businesses	(977)	(1,273)
Cash obtained with acquired businesses	93	148
Net cash from (used in) other investing activities	84	(108)

Net cash from (used in) investing activities	(800)	(1,233)

Effect of foreign currency	8	(35)

Net increase (decrease) in cash and cash equivalents	159	(87)

The net cash flows from operating activities were $755 million for the six months ended June 30, 2023. The $755 million provided by operating activities resulted from a net loss of $57 million plus $1,031 million of non-cash adjustments to net income and $30 million of cash from non-cash operating working capital, offset by $249 million in taxes paid.

The net cash flows from financing activities for the six months ended June 30, 2023 were $195 million, which is mainly a result of a net increase in debt facilities of $354 million offset by dividends paid to common shareholders of $42 million, lease obligation payments of $53 million, and interest payments of $67 million.

The net cash flows used in investing activities for the six months ended June 30, 2023 were $800 million. The cash used in investing activities was primarily due to acquisitions for an aggregate of $977 million (including payments for holdbacks relating to prior acquisitions), offset by $101 million from the net sale of other investments, and $93 million of acquired cash.

We believe we have sufficient cash and available credit capacity to continue to operate for the foreseeable future. Generally our VMS businesses operate with negative working capital as a result of the collection of maintenance payments and other revenues in advance of the performance of the related services. As such, management anticipates that it can continue to grow the business organically without any additional funding. If we continue to acquire VMS businesses we may need additional external funding depending upon the size and timing of the potential acquisitions.

Capital Resources and Commitments

CSI Facility

On November 5, 2021, Constellation completed an amendment and restatement of its revolving credit facility agreement (the “CSI Facility”), with a syndicate of Canadian chartered banks and U.S. banks in the amount of $700 million, extending its maturity date to November 2026. On March 3, 2022, Constellation completed a further amendment to the CSI Facility that increased the revolving credit facility limit to $840 million. The CSI Facility bears a variable interest rate with no fixed repayments required over the term to maturity. Interest rates are calculated at standard U.S. and Canadian reference rates plus interest rate spreads based on a leverage table. The CSI Facility is currently collateralized by the majority of the Company’s assets including the assets of certain material subsidiaries. The CSI Facility contains standard events of default which if not remedied within a cure period would trigger the repayment of any outstanding balance. As at June 30, 2023, $511 million had been drawn from this credit facility, and letters of credit totaling $12 million were issued, which limits the borrowing capacity on a dollar-for-dollar basis.

Guarantees

One of CSI’s subsidiaries has entered into a $82 million (£65 million) term debt facility with a financial institution for which CSI has guaranteed the debt. The facility bears a fixed rate of interest. The term loan contains events of default that, if not remedied, allow the loan note holder to require repayment of the loan principal and interest. The loan is due in 2028.

Debt without recourse to CSI

Certain of CSI’s subsidiaries have entered into term debt facilities and revolving credit facilities with various financial institutions. Except as noted above, CSI does not guarantee the debt of its subsidiaries, nor are there any cross-guarantees between subsidiaries. The credit facilities are collateralized by substantially all of the assets of the borrowing entity and its subsidiaries. The credit facilities typically bear interest at a rate calculated using an interest rate index plus a margin. The financing arrangements for each subsidiary typically contain certain restrictive covenants, which may include limitations or prohibitions on additional indebtedness, payment of cash dividends, redemption of capital, capital spending, making of acquisitions and sales of assets. In addition, certain financial covenants must be met by those subsidiaries that have outstanding debt.

Debt without recourse to CSI comprises the following ($ in millions):

	Topicus Revolving Credit Facility	Debt Facilities	Total
Principal outstanding at June 30, 2023 (and equal to fair value)	$180	$910	1,090
Deduct: Carrying value of transaction costs included in debt balance	(3)	(9)	(12)

Carrying value at June 30, 2023	177	901	1,078

Current portion	177	106	283
Non-current portion	—	795	795

Debentures

On October 1, 2014 and November 19, 2014, the Company issued unsecured subordinated debentures (the “Debentures”) with a total principal value of C$96 million for total proceeds of C$91 million. The proceeds were used by the Company to pay down $81 million of outstanding bank indebtedness.

On September 30, 2015, the Company issued an additional tranche of Debentures with a total principal value of C$186 million for total proceeds of C$214 million. The proceeds were used by the Company to pay down $130 million of outstanding bank indebtedness. The September 30, 2015 issuance formed a single series with the outstanding C$96 million aggregate principal amount of Debentures, Series 1 of the Company. The Debentures have a maturity date of March 31, 2040.

The total principal value of debentures outstanding at June 30, 2023 was $213 million (C$282 million).

Liability of CSI under the terms of the IRGA / TSS Membership Agreement

On December 23, 2014, in accordance with the terms of the purchase and sale agreement for the initial acquisition of TSS by CSI, and on the basis of the term sheets attached thereto, Constellation and the Joday Group, among others, entered into a Members Agreement (the “Members Agreement”) pursuant to which the Joday Group acquired 33.29% of the voting interests in Constellation Software Netherlands Holding Coöperatief U.A. (which was renamed to Topicus.com Coöperatief U.A.), a subsidiary of Constellation and the indirect owner of 100% of TSS at the time of the acquisition. Total proceeds from this transaction was €39 million ($49 million).

On January 5, 2021, the Members Agreement was terminated in conjunction with the acquisition of Topicus.com B.V., the reorganization of Topicus Coop and the execution of the IRGA. The IRGA was established to create certain contractual obligations of the parties in respect of the governance of Topicus and Topicus Coop. The Joday Group’s interest in Topicus Coop now comprises 39,331,284 Topicus Coop Ordinary Units resulting in an interest of 30.29% in Topicus Coop as of December 31, 2022. The IRGA provides for transfer restrictions in respect of the Topicus Coop Units.

Any time after January 5, 2021, any member of the Joday Group has the right, at his or its option, to sell any number of its Topicus Coop Units to CSI at a cash price per Topicus Coop Unit determined in accordance with the IRGA. Upon the exercise of such option by a member of the Joday Group, CSI will be obligated to purchase 33.33% of such Topicus Coop Units within 30 days, and an additional 33.33% on each of the first and the second anniversary of such initial purchase. Notwithstanding the foregoing, CSI can offer Topicus the right to purchase such Topicus Coop Units in lieu of CSI.

In the event of a change of control of CSI, any member of the Joday Group has the right, at his or its option, to sell all of its Topicus Coop Units to CSI at a cash price per Topicus Coop Unit determined in accordance with the IRGA. Upon the exercise of such option by a member of the Joday Group, CSI will be obligated to purchase all such Topicus Coop Units. Notwithstanding the foregoing, CSI can offer Topicus the right to purchase such Topicus Coop Units in lieu of CSI.

If CSI reduces its economic interest in Topicus by a sale or transfer of its economic interest (and not due to any additional issuance of any shares or equity by Topicus) by more than one-third (calculated on a fully converted basis in accordance with the IRGA), any member of the Joday Group has the right, at his or its option, to sell to CSI one-third of its Topicus Coop Units at a cash price per Topicus Coop Unit determined in accordance with the IRGA. Upon the exercise of such put option by a member of the Joday Group, CSI will be obligated to purchase all such put Topicus Coop Units. Notwithstanding the foregoing, CSI can offer Topicus the right to purchase such Topicus Coop Units in lieu of CSI. Any member of the Joday Group has a similar right to sell one-half or all of its remaining Topicus Coop Units, respectively, at its option, if CSI further reduces its remaining fully-diluted economic interest in Topicus by a sale or transfer of its economic interest by one-half and again if CSI sells its entire remaining economic interest in Topicus.

All of the Topicus Coop Ordinary Units and Topicus Coop Preference Units held by the Joday Group and Ijssel B.V. (collectively, the “Topicus Coop Exchangeable Units”) are exchangeable, directly or indirectly, for Topicus Subordinate Voting Shares. All of the above rights of members of the Joday Group apply to any Topicus Subordinate Voting Shares issued on an exchange of Topicus Coop Exchangeable Units.

At any time after December 31, 2023, CSI has the right, at its option, to buy all of the Topicus Coop Units and shares of Topicus held by certain members of the Joday Group (excluding Joday) at a cash price per Topicus Coop Unit (or share of Topicus, as applicable) determined in accordance with the IRGA. After December 31, 2043, CSI has the same right to buy all of the Topicus Coop Units and shares of Topicus held by the remaining members of the Joday Group, including Joday.

In addition, if certain individuals affiliated with Joday are terminated from their employment with Topicus Coop or an affiliate thereof for urgent cause (as defined in the Dutch Civil Code), CSI has the right, at its option, to buy all of Topicus Coop Units held by such individuals at a cash price per Topicus Coop Unit determined in accordance with the IRGA.

The Company classified the above obligations of CSI under the terms of the IRGA as a liability consistent with the classification of similar obligations under the Members Agreement. The main valuation driver in the calculation of the liability is the maintenance and other recurring revenue of Topicus. Maintenance and recurring revenue of Topicus for the trailing twelve months on a pro-forma basis determined at the end of the current reporting period was used as the basis for valuing the interests at each purchase date. Any increase or decrease in the value of such liability is recorded as an expense or income in the consolidated statement of income for the period. In conjunction with the termination of the Members Agreement and the execution of the IRGA, the Company recognized an expense of $19 million as the formula associated with the calculation of the obligation has changed from the use of actual trailing twelve months maintenance and other recurring revenue of Topicus to a calculation which includes the revenue increase from acquired companies on a pro-forma basis.

During the six month periods ended June 30, 2023 and June 30, 2022, no options were exercised. During the six months ended June 30, 2022, a distribution in the amount of $23 million was paid to the Joday Group relating to their Topicus Preferred Securities.

The liability recorded on the balance sheet at June 30, 2023 was $543 million.

Redeemable Preferred Securities

In conjunction with the acquisition of WideOrbit, Lumine issued 10,204,294 Lumine Special Shares (the “Preferred Securities”) to the sellers of WideOrbit for an initial subscription price of approximately $222 which was included in the purchase consideration. Under certain conditions, the Preferred Securities are retractable at the option of the holder for a retraction price of $21.74 per Preferred Security plus one Lumine Subordinate Voting share for each Preferred Security held and has been classified as a liability on the balance sheet of the Company. The Preferred Securities are also convertible into Lumine Subordinate Voting shares at a conversion ratio of 1:3.43 at any time. The holders of the Preferred Securities are also entitled to a fixed annual cumulative dividend of 5% per annum.

Further descriptions of the significant terms and conditions of the Preferred Securities are described in note 9 to the Unaudited Condensed Consolidated Interim Financial Statements for the three and six month periods ended June 30, 2023.

Other commitments

Commitments include operating leases for office equipment and facilities, letters of credit and performance bonds issued on our behalf by financial institutions in connection with facility leases and contracts with public sector customers. Also, occasionally we structure some of our acquisitions with contingent consideration based on the future performance of the acquired business. The fair value of contingent consideration recorded in our statement of financial position was $178 million at June 30, 2023. Aside from the aforementioned, we do not have any other business arrangements, derivative financial instruments, or any equity interests in non-consolidated entities that would have a significant effect on our assets and liabilities as at June 30, 2023.

Contractual obligations at June 30, 2023 are summarized below.

(in millions of dollars)
	Total	< 1 yr	1-5 yrs	> 5 yrs
Lease obligations	339	101	196	42
Holdbacks	252	148	99	5
Liability of CSI under the terms of the IRGA/TSS Members Agreement	543	224	320	—
Debentures	213	—	—	213
Term Loan	82	—	82	—
CSI revolving credit facility	511	511	—	—
Topicus revolving credit facility without recourse to Constellation Software Inc.	180	180	—	—
Other debt facilities without recourse to Constellation Software Inc.	910	57	842	11

Total outstanding commitments	3,031	1,221	1,539	271

The IRGA liability commitment assumes that the Joday Group has exercised their put option to sell 100% of their interests back to Constellation. This option however has not been exercised as at August 11, 2023. See note 7 to the Unaudited Condensed Consolidated Interim Financial Statements for the three and six month periods ended June 30, 2023 for a discussion on the valuation methodology utilized.

Financial Instruments

The carrying values of cash, accounts receivable, accounts payable, accrued liabilities, dividends payable, the majority of acquisition holdbacks, and the CSI Facility, approximate their fair values due to the short-term nature of these instruments. The carrying value of the debt without recourse to CSI approximate their fair values as the debt is subject to market interest rates. The carrying value of the IRGA liability and the term loan with recourse to CSI approximates fair value.

Financial assets and financial liabilities measured at fair value as at June 30, 2023 and December 31, 2022 in the Unaudited Condensed Consolidated Interim Financial Statements for the three and six month periods ended June 30, 2023 are summarized below. The Company has no additional financial liabilities measured at fair value after initial recognition other than those recognized in connection with business combinations and the redeemable preferred securities.

	June 30, 2023				December 31, 2022
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:
Equity securities held for trading	$15	$—	$—	$15	$115	$—	$—	$115

	15	—	—	15	115	—	—	115

Liabilities:
Redeemable preferred securities	$—	$—	$500	$500	$—	$—	$—	$—
Contingent consideration	—	—	175	175	—	—	157	157

	—	—	675	675	—	—	157	157

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 inputs are inputs other than quoted prices included in level 1 that are observable for the asset or liability either directly (i.e. prices) or indirectly (i.e. derived from prices); and

•	Level 3 inputs are inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs).

Foreign Currency Exposure

We operate internationally and have foreign currency risks related to our revenue, operating expenses, assets and liabilities denominated in currencies other than the U.S. dollar. Consequently, we believe movements in the foreign currencies in which we transact will impact future revenue and net income. The impact to organic revenue growth for the three and six months ended June 30, 2023 was approximately negative 1% and negative 2% respectively. We cannot predict the effect of foreign exchange gains or losses in the future; however, if significant foreign exchange losses are experienced, they could have a material adverse effect on our business, revenues, results of operations, and financial condition. The Company enters into forward foreign exchange contracts from time to time with the objective of mitigating volatility in profit or loss in respect of financial liabilities. In entering into these forward exchange contracts, the Company is exposed to the credit risk of the counterparties to such contracts and the possibility that the counterparties will default on their payment obligations under these contracts. However, given that the counterparties are Schedule 1 banks or affiliates thereof, the Company believes these risks are not material. During the six months ended June 30, 2023, the Company did not purchase any contracts of this nature.

The following table provides an approximate breakdown of our revenue and expenses by currency, expressed as a percentage of total revenue and expenses, as applicable, for the three and six months ended June 30, 2023:

	Three Months Ended June 30, 2023		Six Months Ended June 30, 2023
Currencies	% of Revenue	% of Expenses	% of Revenue	% of Expenses
USD	52%	48%	52%	48%
EUR	19%	19%	19%	18%
GBP	8%	8%	8%	8%
CAD	6%	8%	6%	8%
AUD	4%	3%	4%	3%
BRL	2%	2%	2%	2%
CHF	1%	2%	1%	2%
SEK	1%	1%	1%	1%
Others	7%	9%	7%	9%

Total	100%	100%	100%	100%

Due to rounding, certain totals may not foot.

Off-Balance Sheet Arrangements

As a general practice, we have not entered into off-balance sheet financing arrangements. Except for insignificant and short-term operating leases and letters of credit, all of our liabilities and commitments are reflected as part of our statement of financial position.

Proposed Transactions

We seek potential acquisition targets on an ongoing basis and may complete several acquisitions in any given fiscal year.

Share Capital

As at August 11, 2023, there were 21,191,530 common shares outstanding.

Risks and Uncertainties

The Company’s business is subject to a number of risk factors which are described in our most recently filed AIF. Additional risks and uncertainties not presently known to us or that we currently consider immaterial also may impair our business and operations and cause the price of the common shares to decline. If any of the noted risks actually occur, our business may be harmed and the financial condition and results of operations may suffer significantly. In that event, the trading price of the common shares could decline, and shareholders may lose all or part of their investment.

Controls and Procedures

Evaluation of disclosure controls and procedures:

Management is responsible for establishing and maintaining disclosure controls and procedures as defined under National Instrument 52-109. At June 30, 2023, the President and Chief Financial Officer, based on the investigation and advice of those under their supervision, have concluded that the design and operation of these disclosure controls and procedures were effective and that material information relating to the Company, including its subsidiaries, was made known to them and was recorded, processed, summarized and reported within the time periods specified under applicable securities legislation.

Internal controls over financial reporting:

The President and Chief Financial Officer have designed or caused to be designed by those under their supervision, disclosure controls and procedures which provide reasonable assurance that material information regarding the Company is accumulated and communicated to the Company’s management, including its President and Chief Financial Officer in a timely manner.

In addition, the President and Chief Financial Officer have designed or caused it to be designed under their supervision internal controls over financial reporting (“ICFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. The President and Chief Financial Officer have been advised that the control framework the President and the Chief Financial Officer used to design the Company’s ICFR is recognized by the Committee of Sponsoring Organizations of the Treadway Commission.

The President and the Chief Financial Officer have evaluated, or caused to be evaluated by those under their supervision, whether or not there were changes to its ICFR during the period ended June 30, 2023 that have materially affected, or are reasonably likely to materially affect the Company’s ICFR. No such changes were identified through their evaluation.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that its objectives are met. Due to inherent limitations in all such systems, no evaluations of controls can provide absolute assurance that all control issues, if any, within a company have been detected. Accordingly, our disclosure controls and procedures and our internal controls over financial reporting are effective in providing reasonable, not absolute, assurance that the objectives of our control systems have been met.

Subsequent Events

On August 11, 2023 the Company declared a $1.00 per share dividend that is payable on October 11, 2023 to all common shareholders of record at close of business on September 20, 2023.

On August 3, 2023 the Company announced a rights offering pursuant to which the Company intends to distribute rights that will entitle holders of common shares of the Company on the applicable record date to purchase up to C$700 million aggregate principal amount of Debentures of the Company.

On July 17, 2023, CSI announced that its Perseus operating group has entered into a binding commitment with Intercontinental Exchange, Inc. (“ICE”) and Black Knight, Inc. to acquire Black Knight’s Optimal Blue business. Under terms of the agreement, CSI will acquire Black Knight’s Optimal Blue business for $700. The structure of the proposed transaction includes a payment by CSI of $200 in cash, with the remainder financed by a $500 promissory note issued by Constellation to Black Knight, as a subsidiary of ICE, at the closing of the transaction. Completion of this transaction is subject to the closing of ICE’s acquisition of Black Knight, the closing of CSI’s acquisition of Black Knight’s Empower loan origination system business entered into earlier this year in March, and other customary closing conditions.